Mail Stop 4561

January 30, 2008

By U.S. Mail and Facsimile (916) 780-9050

Eric Grunfeld
Chief Executive Officer
Tedom Capital, Inc.
410 Wilshire Blvd., Suite 183
Santa Monica, CA 90401

Re: Tedom Capital, Inc.
Registration Statement on Form SB-2
Filed January 8, 2008
File No. 333-148516

Dear Mr. Grunfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note the updating requirements of Item 310(b) of Regulation S-B. Additionally, please also include an updated consent of your independent accountants in your next amendment.

Cover Page

Eric Grunfeld
Tedom Capital, Inc.
January 30,2008
Page 2

2.   Please expand your cover page to disclose:

- Tedom is in an early stage of development
- Length of time actively engaged in business
- Losses since inception
- Auditor's going concern opinion
- Accumulated deficit of $18,000 as of September 30, 2007
- Current shareholders will own between 95 and 78% of shares post-offering

Summary, page 2

3.   If available, please provide a website address here or in the main section.

4.   Describe the subscription procedure.

5.   Disclose whether subscribers may withdraw subscriptions and briefly describe any
        conditions on withdrawal.

6.   Under "Description of Business" you say that loans will typically be secured by a first or
        second trust deed. In the second risk factor on page 4 and elsewhere in the prospectus
        you say that security will be second or third trust deeds. Please reconcile the disclosure.

Risk Factors
Risks related to our business and operations, page 3

7.   The second risk factor includes more than one risk factor. For example, it appears that
        the following are significant risk factors of this offering that need to stand alone under an
        explanatory subheading:

- limited revenues, losses
- insufficient assets
- proceeds insufficient to fund long term capital needs
- Going concern opinion

8.   Address the expectation of future losses.

Risks related to mortgage loans, page 4

9.   In the fourth risk factor heading, revise to state the risk: unsecured loans carry the
        additional risk of loss or extended terms, as personal assets and income of the borrower
        may be insufficient to repay the loan in full or on time.

10.   Similarly, revise the heading of the fifth risk factor heading to state the risk of increased mortgage delinquencies.

11.   Revise the third risk factor on page 6 to separately discuss each risk of home improvement loans in separate, appropriately captioned risk factors. Also, eliminate the repetition with other risk factors. We note that risks of competition and increased interest rates are discussed elsewhere in this section.

12.   Disclose the risk of disputes regarding individual home improvement projects. We note the disclosure on page 23.

Risks related to this offering, page 6

13.   Expand the second risk factor to state that there are no current arrangements or understandings to develop a trading market and that you will not engage a market maker or initiate OTCBB listing until the offering is complete.

14.   Clearly address the risks to those who buy in the offering if the offering is substantially undersold.

Business
Investment Guidelines, page 14

15.   In the fourth bullet on page 16, clarify what you mean regarding loans to insiders; specifically the phrase "except for financing extended as part of a sale of real estate owned as a result of foreclosure.

16.   Indicate whether the loan-to-value ratio of 75% includes the previously issued mortgage loans (first or second liens).

Mortgage Loan and Portfolio Summary, page 17

17.   State what type of lien you have on the secured loan.

Description of Property, page 26

18.   Reconcile the disclosure her that your office space is rent-free with disclosure on page 31 that the rent is $250/month totaling $2,125 at September 30, 2007 and was waived by Mr. Grunfeld and added to additional paid-in capital. File the rental agreement as an exhibit.

19.   Disclose the rental arrangements post-offering.

Directors, Executive Officers, Promoters and control Persons, page 26

20.   Clarify the dates of Mr. Jeffers business experience over the past 5 years. There are gaps in the current disclosure.

21.   Advise whether Messrs. Grunfeld and Weilert will devote 100% of their time to Tedom's business. If not, disclose in this section how they will divide their time and consider risk factor disclosure.

Stockholder Communication Policy, page 28

22.   Clarify what you mean by the last sentence regarding confidential communications.

Executive Compensation, page 29

23.   In the last paragraph after the Summary Compensation Table you state that you expect to increase salaries as the business grows. Indicate whether you expect to increase salaries immediately if the offering is successful. If so, include this in the use of proceeds.

Security Ownership…, page 30

24.   Tell us the relationship of Naven Properties to Management.

Statement of Cash Flows, page F-5

25.   Please revise your Statement of Cash Flows herein and on page F-14 to present the cash flows attributable to loans held for investment as an investing cash activity rather than as an operating cash activity. We refer you to paragraphs 15 – 17 of SFAS 95.

Interim Financial Statements for the period ended September 30, 2007

Note 6. Stockholders' Equity, page F-18

26.   We note that since the inception of your company on December 26, 2006 you have issued approximately seven million shares of common stock at a price of $0.01 per share. We note, however, that your current offering price for shares to be sold as a result of this registration statement is for $0.25 per share. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each of your previous issuance dates such as valuation reports or current cash sales transactions to an unrelated third party. In addition, describe in detail the reasons for any adjustments made to the fair value of your previous share issuances which supports your current offering price of $0.25 per share. Absent persuasive evidence supporting these determinations, we would anticipate you recognizing compensation expense for each individual issuance during 2007.

Part II

27.   Please file all exhibits, including your subscription agreement and legal opinion, as soon
        as practicable, as we may have comments.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for further
review before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect
     to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility for
     the adequacy and accuracy of the disclosure in the filing; and
   · the company may not assert this action as defense in any proceeding initiated by the
     Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their

respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact, John Spitz , Staff Accountant, at (202) 551-3484 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director
Office of Financial Services

cc: Roger D. Linn
        Cota Duncan & Cole
        2261 Lava Ridge Court
        Roseville, CA 95661